United States securities and exchange commission logo





                             August 24, 2022

       Christopher Meyer
       Chief Financial Officer
       Bloomin' Brands, Inc.
       2202 North West Shore Boulevard, Suite 500
       Tampa, FL 33607

                                                        Re: Bloomin' Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 26, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-35625

       Dear Mr. Meyer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 26, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Highlights, page 33

   1. We note your disclosure of Restaurant-level operating margin as a key financial performance indicator.
This measure is not identified as a non-GAAP financial measure.
                                                        Tell us your
consideration of labeling this measure as a non-GAAP measure.
                                                        Additionally, please
present the most directly comparable GAAP measures with equal or greater prominence.
Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10
                                                        of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations. This
                                                        comment also applies to
your earning releases filed under Form 8-K.
       Results of Operations, page 42

   2.                                                   We note that    FICA
tax credits on certain employees    tips    impact your effective tax rate
                                                        significantly on an
annual basis. Please discuss both the nature and drivers (e.g.,
 Christopher Meyer
Bloomin' Brands, Inc.
August 24, 2022
Page 2
         restaurant sales) of these tax credits. In addition, to the extent that you experience a significant change in your ability to utilize material tax credits in a particular reporting period, please disclose that fact.
Non-GAAP Financial Measures, page 44

3. We note your reconciliation on page 48. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating adjusted net income
         (loss), adjusted diluted earnings (loss) per share, and adjustment to provision for income taxes in each reporting period presented. Refer to Question 102.11 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Meyer                              Sincerely,
Comapany NameBloomin' Brands, Inc.
                                                                 Division of
Corporation Finance
August 24, 2022 Page 2                                           Office of
Trade & Services
FirstName LastName